

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2011

<u>Via E-mail</u>
Richard Turner
Treasurer and Chief Financial Officer
Assurance Group, Inc.
1150 S. US Highway 1
Suite 302
Jupiter, FL   33477

Re: **Assurance Group Inc.**
             Item 4.01 Form 8-K/A
             Filed October 13, 2011
             File No. 000-52872

Dear Mr. Turner:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Robert S. Littlepage for

                                        Larry Spirgel
                                        Assistant Director